Video Script

Rickhouse Hotel and Still

VO: Bourbon and horses.

America's native spirit. And the Sport of Kings.

These two signature industries have been intertwined in Kentucky for generations.

And together, they have created one of the most authentic and riveting tourism experiences in the world.

Rick and Still, LLC's mission is to combine the best of bourbon and the best of horseracing into one unforgettable travel experience.

With the Rickhouse Hotel and Still.

A luxury hotel in historic downtown Versailles, Kentucky.

Complete with operating micro-still and farm-to-table restaurant bar.

ALEX: [SPEAKS ABOUT OPPORTUNITY AND DOWNTOWN VERSAILLES]

-The bourbon industry is booming and bourbon tourism has really taken off here in the last few years.

-Combine that with the traditions and culture associated with the Horse Capital of the World and we have a huge opportunity.

-Here in Versailles, that opportunity is even greater. Not only are we right on the Kentucky Bourbon Trail, this is a town with only two hotels, so there's a ton ofroom for growth.

EMILY: [SPEAKS ABOUT RENOVATING DOWNTOWN VERSAILLES AND INTRODUCING THE HOTEL]

-For the last several years we've been renovating several historic buildings in downtown Versailles that are now home to 15 new locally owned businesses.

-The Rickhouse Hotel and Still is really the culmination of our efforts to revitalize downtown Versailles into what it was meant to be.

-The hotel itself will feature 44 luxury rooms, each one individually-styled to allow our guests to fully immerse themselves into the affluence and social lifestyle of a bourbon-loving horse owner.

JARROD: [SPEAKS ABOUT THE STILL AND RESTAURANT]

-What's really going to set this over the edge is the addition of an operating micro-distillery.

-Not only will we be able to offer guests in-depth tours of our operation, we'll be experimenting and creating completely one-of-a-kind spirits for our guests and for the bourbon community.

-We'll also be taking that creativity and innovation into the restaurant to provide an incredibly authentic dining experience with a seasonal menu.

TIM: [SUMS UP THE OPPORTUNITY]

-In the last five years alone the Kentucky Bourbon Trail has brought in 2.5 million visitors to this area and millions more come to Central Kentucky each year for the horse industry. It's Bourbon Country and it's Horse Country.

-People are craving these kinds of experiences, and what we're trying to do with The Rickhouse is really unlike anything i've seen so far.

-It's a huge opportunity, and one I'm excited to be a part of.